August 4, 2008

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Jonathan Wiggins,  Mail Stop 4561
100 F St. Street, NE
Washington, D.C.  20549

Re:	Nexia Holdings, Inc.
4.01 Form 8-K
Filed July 24, 2008
File No. 33-22128-D
Letter of July 29, 2008

Dear Mr. Wiggins

July 24, 2008 Form 8-K
Item 4.01, Changes in Registrant’s Certifying Accountant

1.
You disclose that your former accountant has advised you that information has come to their attention that will require restatement of the financial statements for the period ended March 31, 2008.  Please comply with the requirements of Item 4.02 of Form 8-K or tell us how you determined that the Item 4.02 disclosures are not required.

Response:     The amended 10-Q/A for the period ended March 31, 2008 will be filed in the next day or so.  The former accountants have never informed the Company that the prior financial statements should not be relied upon, but that the 1st quarter financials did merit amendment to more adequately classify and disclose the financial condition of the Company as set forth in the amended 10-Q/A.

2.
When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultations with you new accountants, please ensure you disclose any consultations up through the date of engagement..

Response:     A new Form 8-K reporting on the engagement of Madsen & Associates CPA’s Inc. was prepared on July 29, 2008 and filed on July 30, 2008, prior to the receipt of your letter dated July 29, 2008.

Please call me if you have questions or that matters as set forth in this letter need to be clarified.  My phone number is 801-575-8073 ext. 106.

Sincerely,

/s/ Richard Surber
Richard Surber
President